BINGHAM McCUTCHEN LLP
                                                ONE FEDERAL STREET
                                            BOSTON, MASSACHUSETTS 02110



                                                               November 25, 2009



VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Ibbotson Asset Allocation Series
                  Registration Statement on Form N-1A
                  (File Nos. 333-114788; 811-21569)

Ladies and Gentlemen:

         This letter is to respond to comments we received on November 17, 2009 from Mr. Dominic Minore of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A for Pioneer Ibbotson Asset Allocation Series (the "Registrant") filed on September 30, 2009 with respect to its series Pioneer Ibbotson Conservative Allocation Fund, Pioneer Ibbotson Moderate Allocation Fund, Pioneer Ibbotson Growth Allocation Fund and Pioneer Ibbotson Aggressive Allocation Fund (each, a "Fund").

I. General Comment

1. Comment: The Staff requested that the Registrant provide a letter to the Commission that includes certain "Tandy" acknowledgments with the fund's response to the Staff's comments.

     Response:    A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2. Comment: The Staff requested that the Registrant revise the disclosure in each Fund's prospectus in accordance with, or otherwise respond to, the applicable Staff comments provided by Mr. Minore on Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A for Pioneer Series Trust IV on November 17, 2009.

     Response:    The Registrant has addressed the applicable Staff's comments provided by Mr. Minore on Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A for Pioneer Series
                  Trust IV on November 17, 2009 in the prospectuses for all of the Funds in the manner indicated in the responses provided by Pioneer Series Trust IV to the Staff's comments.

3. Comment: The Staff noted that comments provided with respect to the disclosure for one of the Funds also apply to the disclosure for the other Funds, as applicable.

     Response:    The Registrant has addressed the Staff's comments in the
                  manner indicated in the following responses. The Registrant notes that its responses with respect to one Fund also apply to the other Funds, as applicable.

II. Comments Regarding Prospectus for Pioneer Ibbotson Conservative Allocation Fund

A.                Fees and Expenses of the Fund

1. Comment: The Staff noted that the phrase "and then, except as indicated, redeem all of your shares at the end of those periods" was omitted from the second sentence of the paragraph introducing the Expense Example. The Staff requested that such phrase be included in such paragraph.

     Response:    The Registrant has made the requested change.

2. Comment: The Staff requested that the Registrant revise the caption of the last line item of the Fee Table to state "Net Expenses plus Acquired Fund Fees and Expenses" in order to clarify that Acquired Fund Fees and Expenses are not included in the Fund's fee waiver arrangement and therefore are in addition to the Fund's net expenses after fee waivers and expense reimbursements. The Staff noted that if interest expenses are carved out of the fee waiver arrangement, such expenses must also be added back to the Net Expenses line item and reflected in the caption for such line item.

     Response:    The Registrant has made the requested change. The Registrant notes that interest expenses are not excluded from the fee waiver arrangement.

3. Comment: The Staff stated that Footnote 1 to the Fee Table ("Class A purchases of $500,000 or more and purchases by participants in certain group plans are not subject to an initial sales charge but may be subject to a contingent deferred sales charge of 1%.") should be deleted and the disclosure in Footnote 1 should be presented with the Fund's
                  Item 12(a) disclosure.

     Response:    The Registrant has made the requested change.

4. Comment: The Staff requested that the Registrant delete Footnote 2 to the Fee Table regarding the Fund's management fee from the summary section.

     Response:    The Registrant has made the requested change.

5. Comment: The Staff requested that the Registrant delete the last sentence of Footnote 3 to the Fee Table ("the fund only invests in classes of shares of the underlying funds that do not incur sales loads or Rule 12b-1 fees").

     Response:    The Registrant has made the requested change.

6.                Regarding Footnote 4 to the Fee Table:

(i) Comment: The Staff requested that the Registrant use the phrase "acquired fund fees and expenses" rather than "underlying fund fees and expenses" to be consistent with the caption in the Fee Table.

     Response:    The Registrant has made the requested change.

(ii) Comment: The Staff requested that the Registrant clarify that Acquired Fund Fees and Expenses are not included in the Fund's fee waiver arrangement and are added back to the Net Expenses line item.

     Response:    The Registrant respectfully submits that the disclosure in the
                  Fee Table and in Footnote 4 clearly explains that Acquired
                  Fund Fees and Expenses are not included in the Fund's fee waiver arrangement and are reflected in the Net Expenses line item, and that no additional disclosure is required.

B. Portfolio Turnover

1. Comment: The Staff requested that the Registrant add risk disclosure regarding portfolio turnover to the principal risk summary section if the Fund's portfolio turnover rate exceeds 100%.

     Response: The Registrant confirms that none of the Funds has a portfolio turnover rate that exceeds 100%.

C. Principal Investment Strategies

1. Comment: The Staff noted that the Registrant states that the Fund may invest "in a variety of U.S. and foreign equity, debt and money market securities." The Staff requested that the Registrant provide more detail regarding the categories of underlying funds' investments (i.e., common stock, preferred stock, emerging market issuers, U.S. government obligations, mortgage- and asset-backed securities) consistent with the disclosure regarding the risks of investing in the underlying funds.

     Response:    The Registrant has made the requested change.

2. Comment: The Staff requested that the Registrant delete the statement "the list in Appendix A to the Fund's prospectus represents those underlying funds currently available for investment by the fund."

     Response:    The Registrant has made the requested change.

D.                Principal Risks of Investing in the Fund

1. Comment: The Staff requested that the Registrant delete the first sentence of the risk factor "Fund of Funds Structure and Layering of Fees" ("the Fund is structured as a fund of funds, so the Fund's investment performance is directly related to the performance of the underlying funds").

     Response:    The Registrant has made the requested change.

2. Comment: The Staff noted that the Fund may invest up to 30% of its assets in any one underlying fund, and requested that the Registrant add principal risk disclosure regarding the allocation of a high percentage of Fund assets to one or more underlying funds.

     Response:    The Registrant has made the requested change.

3. Comment: The Staff requested that the Registrant add principal risk disclosure regarding borrowing, leveraging and other speculative investments by the underlying funds.

     Response:    The Registrant has made the requested change.

4. Comment: The Staff noted that the Registrant states in the "Risks of Equity Investments" risk factor that "equity funds invest primarily in equity securities (such as stocks)," and requested that the Registrant also mention convertible debt, preferred stocks and other equity securities in the parenthetical.

     Response:    The Registrant notes that it has provided detail regarding the underlying funds' equity investments in response to Comment
                  C.1. above, and has deleted the disclosure referenced by the Staff in the Principal Risks of Investing in the Fund section as duplicative.

5. Comment: The Staff requested that the Registrant add principal risk disclosure regarding frequent and active trading by an underlying fund.

     Response:    The Registrant has made the requested change.

6. Comment: The Staff noted that "Liquidity Risk" is listed under "Risks of Fixed Income Investments" but also would apply to equity investments.

     Response:    The Registrant has made the requested change.

7. Comment: The Staff requested that, to the extent the Fund may invest in an underlying fund that is not diversified, the Registrant add principal risk disclosure regarding non-diversification of an underlying fund.

     Response:    The Registrant has made the requested change.

8.                Regarding the derivatives risk factor:

(i) Comment: The Staff requested that the Registrant delete the first sentence of the disclosure ("A derivative is a security or instrument whose value is determined by reference to the value or the change in value of another asset or other metric.") because this sentence does not discuss an investment risk.

     Response:    The Registrant has made the requested change.

(ii) Comment: The Staff requested that the Registrant confirm that the Fund, a conservative allocation fund, may invest in an underlying fund that utilizes derivatives.

     Response:    The Registrant confirms that the Fund may invest in an
                  underlying fund that utilizes derivatives.

9. Comment: The Staff requested that the Registrant delete the following statements:

                      "These and other risks are discussed in more detail in the Fund's prospectus or in the statement of additional information. Please note that there are many other factors that could adversely affect your investment and that could prevent the Fund from achieving its goals."

     Response:    The Registrant has deleted the first statement referenced by the Staff. The Registrant respectfully submits that the second sentence is useful to investors and that its deletion is not required.

E. The Fund's Past Performance

1. Comment: The Staff requested that the Registrant revise the first paragraph in the Fund's Past Performance section to conform to the language in Form N-1A.

     Response:    The Registrant has made the requested change.

2. Comment: The Staff requested that the Registrant delete the statement that "as a shareholder, you may lose or make money on your investment".

     Response:    The Registrant has made the requested change.

3. Comment: The Staff requested that the Registrant revise the following statement to conform to the language in Form N-1A:
                  "The bar chart does not reflect any sales charge you may pay when you buy or sell fund shares. Any sales charge will reduce your return" by (i) deleting the words "or sell", and (ii) replacing "any sales charge will reduce your return" with "if this amount was reflected, returns would be less than those shown."

     Response:    The Registrant has made the requested changes.

4. Comment: The Staff requested that the Registrant delete the words "return before taxes" presented in the Average Annual Total Returns table under Class B, C and Y shares, and instead include the language provided in Item 4(b)(2)(iv) of Form N-1A adjacent to the table. The Staff requested that the statement "after-tax returns for Class B, Class C and Class Y shares will vary from the after-tax returns presented for Class A shares" be revised to state: "after-tax returns are shown only for Class A shares. After-tax returns for Class B, Class C and Class Y shares will vary."

     Response:    The Registrant has made the requested change.

F. Management

1. Comment: The Staff requested that the Registrant revise the disclosure in the Portfolio Management section to clarify that the dates included therein refer to each individual's length of service as a portfolio manager of the Fund.

     Response:    The Registrant has made the requested change.

III.              Comments Regarding Prospectus for Pioneer Ibbotson Moderate
                  Allocation Fund

A.                Fees and Expenses of the Fund

1. Comment: The Staff noted that Footnote 4 to the Fee Table states that the fee waiver arrangement is in effect through December 1, 2009 for Class B and Class C shares. The Staff requested that the Registrant confirm that the fee waiver arrangement extends for at least one year from the effective date of the Registration Statement.

     Response:    The Registrant confirms that the fee waiver arrangement
                  extends for at least one year from the effective date of the Registration Statement, and has revised Footnote 4 accordingly.

B. Principal Investment Strategies

1. Comment: The Staff noted that the Registrant states that "because this is a conservative allocation fund, the Fund's assets will be invested in equity and fixed income funds," and requested that the Registrant correct this statement.

     Response:    The Registrant has made the requested change.

C. More on the Fund's Principal Investment Strategies

1. Comment: The Staff requested that the Registrant revise the heading "Investments by Underlying Funds" to read "Principal Investments by Underlying Funds."

     Response:    The Registrant has made the requested change.

D.                More on the Risks of Investing in the Fund

1. Comment: The Staff requested that the Registrant revise the disclosure in this section to conform to the comments provided regarding the Principal Risks of Investing in the Fund section of the prospectus for Pioneer Ibbotson Conservative Allocation Fund.

     Response:    The Registrant has addressed the Staff's comments to this
                  section in the manner indicated in its responses to the comments provided regarding the Principal Risks of Investing in the Fund section of the prospectus for Pioneer Ibbotson
                  Conservative Allocation Fund.

2. Comment: The Staff requested that the Registrant revise the heading "Risks of Investing in the Underlying Funds" to read "Principal Risks of Investing in the Underlying Funds.".

     Response:    The Registrant has made the requested change.

E. Management

1. Comment: The Staff asked the Registrant to confirm that none of the Funds have reached the first breakpoint in each Fund's management fee.

     Response:    The Registrant confirms that none of the Funds have reached the first breakpoint in each Fund's management fee.

F. Shareholder Services and Policies

1. Comment: The Staff noted that the Registrant states in "Other Policies" that each Fund reserves the right to "charge transfer, shareholder servicing or similar agent fees, such as an account maintenance fee for small balance accounts, directly to accounts upon at least 30 days' notice." The Staff requested that the Registrant confirm that all currently imposed charges are reflected in each Fund's Fee Table.

     Response:    The Registrant confirms that all currently imposed charges are reflected in each Fund's Fee Table.

IV. Comment to Statements of Additional Information

1. Comment: With respect to each Fund's concentration policy, the Staff noted that the Fund must look through to the underlying funds in which it invests and aggregate underlying fund holdings in an industry or group of industries for purposes of determining the Fund's compliance with its concentration policy. The Staff requested that the Registrant add disclosure to each Fund's Statement of Additional Information reflecting that each Fund performs such a look-through.

     Response:    The Registrant has added disclosure in each Fund's Statement of Additional Information noting that while a Fund does not intend to concentrate its investments in a particular industry, the Fund may indirectly concentrate in a particular industry or group of industries through its investments in one or more underlying funds, and also noting that each of the underlying funds will not concentrate more than 25% of its total assets in any one industry (other than underlying money market funds, which may invest without limit in obligations issued by banks).

         Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                                                      Sincerely,

                                                           /s/ Jeremy Kantrowitz

                                                               Jeremy Kantrowitz